                                 UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION      +-------------+
                              WASHINGTON D.C. 20549              | OMB Number  |
                                                                 | 3235-0058   |
                                  FORM 12b-25                    |  expires    |
                           NOTIFICATION OF LATE FILING           | 03/31/06    |
                                                                 |             |
                                                                 | SEC File #  |
                                                                 |             |
                                                                 |   CUSIP #   |
                                                                 |             |
                                                                 +-------------+
(Check One)
[X] Form 10-KSB   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-QSB
[ ] Form N-SAR

For Period Ended: March 31, 2006
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

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|Read Instruction (on back page) Before Preparing Form. Please Print or Type.  |
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| Nothing in this form shall be construed to imply that the Commission has     |
|              verified any information contained herein.                      |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

NETGURU, INC.
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Full Name of Registrant:


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Former Name if Applicable

22700 SAVI RANCH PARKWAY
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Address of Principal Executive Office (Street and Number)

YORBA LINDA, CA  92887
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense and provide sufficient time for its Edgar filing service to transmit the subject report to the Securities and Exchange Commission prior to the filing deadline. The subject report was accepted by the Securities and Exchange Commission on June 29, 2006 with a filing date of June 30, 2006.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Bruce K. Nelson                       714               974-2500
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     (Name)                       (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s). [X]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total net income for the fiscal year ended March 31, 2006 was $14.7 million compared to a net loss of $0.8 million for the fiscal year ended March 31, 2005, an increase of $15.5 million. The increase was primarily due to a $21.5 million net gain recorded from the sale of the Registrants Research Engineers Incorporated business and France subsidiary. Total operating loss from continuing operations was $6.1 million for the fiscal year ended March 31, 2006 compared to an operating loss of $2.4 million for the fiscal year ended March 31, 2005. The $3.7 million increase in operating loss from continuing operations was due to a $2.9 million impairment charge for the write-off of goodwill, a $0.1 million increase in bad debt expense, lawsuit settlements of $0.2 million, and a $0.2 million increase in professional fees. Total net revenues for the fiscal year ended March 31, 2006 was $3.9 million compared to total net revenues of $4.5 million for the fiscal year ended March 31, 2005, a decrease of $0.6 million. The decrease resulted from a decrease in IT services net revenues offset by an increase in collaborative software products and services net revenues.


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                                 NETGURU, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2006                  By:  /s/ Bruce K. Nelson
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INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.